EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

RECEIVED
2007 JUN -5 A 8:21
[illegible] CORPORATE [illegible]

12g3-2(b) File No.82-4922

Ref No. CN.348/2007

June 1, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

[redacted]

07024114

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

June 1, 07

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. CN.2054/2007

June 1, 2007

To: The President

The Stock Exchange of Thailand

Subject : Notice of Resolution of the Board of Directors' Meeting No.5/2550

According to the Bank's Audit Committee Charter, the Audit Committee comprises four independent directors, to be in service for a three-year term, while a newly elected member shall be in office throughout the remaining term of the member which he/she has replaced.

Three members of the Bank's Audit Committee, M.R. Sarisdiguna Kitiyakara, Mr. Somchai Bulsook, Professor Khunying Suchada Kiranandana will complete their term on June 27, 2007. The Board of Directors of the Bank, at the meeting No. 5/2550 on May 30, 2007, passed a resolution appointing M.R. Sarisdiguna Kitiyakara, Mr. Somchai Bulsook, Professor Khunying Suchada Kiranandana as members of the Audit Committee for another term. From June 24, 2007, the remaining terms of each member of the Audit Committee can be summarized, as follows:

		Remaining terms of office
Chairman of the Audit Committee	M.R. Sarisdiguna Kitiyakara	3 years
Member of the Audit Committee	Mr. Somchai Bulsook	3 years
Member of the Audit Committee	Prof. Khunying Suchada Kiranandana	3 years
Member of the Audit Committee	Mrs. Elizabeth Sam	2 years 9 months
Secretary of the Audit Committee	Mr. Vasant Chariyatantiwate	-

Please be informed accordingly.

Yours sincerely,

(Mrs. Tida Samalapa)

Secretary to the Board of Directors

END